March 10, 2006
VIA FACSIMILE AND U.S. MAIL

Michael Berenson, Esq.
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004

Re:	Empire Fidelity Investments Variable Annuity Account A
Empire Fidelity Investments Life Insurance Company
Registration Statement on N-4
File Nos. 333-130942/811-06388


Dear Mr. Berenson:

	The staff reviewed the above-referenced initial registration statement, filed with the Commission on January 10, 2006. The registration statement received a selective review, based on your representation that the registration statement is substantially similar to an existing registration statement on Form N-4 (File
No.
333-121017) ("Prior Filing"). The page numbers referenced in this comment letter correspond to the page numbers of the red-lined courtesy copy that you provided to us, which you indicated, was marked against the Prior Filing dated July 27, 2005. Based on our review, we have the following comments.

1. Power of Attorney

      In accordance with Rule 483(b) under the Securities Act of 1933, as amended, exhibits for certain registration statements, please provide a power of attorney that relates to this filing, specifically.

2. Financial statements, exhibits, and other information

      Financial statements, exhibits, and other information not included in this registration statement should be filed by pre-effective amendment.

3. Tandy Comment

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the insurance company and its management are in possession of all facts relating to the insurance company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the insurance company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the insurance company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

      ********************************************************

      Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to amend the registration statement in response to a comment; please explain your position in the letter.

      Although we have completed an initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, the staff reserves the right to comment further on any pre-effective amendments to the registration statement.
After all issues have been resolved, the Registrant and its underwriter must both request that the effective date of the registration statement, as amended, be accelerated.

      If you have any questions, please call me at (202) 551-6758. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at lamontr@sec.gov or transmitted by facsimile to
(202)
772-9285. Mail or deliveries should include a reference to zip code
20549-4644.


      Sincerely,



								Robert S. Lamont, Jr.
								Senior Counsel
								Office of Insurance
Products



Comments & Document Record

Registrant:		Empire Fidelity Investments Variable Annuity
Account A
File No.:		333-130942; 811-06388
Type of Filing:	N-4
Date Filed:		January 10, 2006


Document
Author
Date sent/rec`d
N-4
Registrant
01/10/06




Michael Berenson, Esq.
Morgan, Lewis & Bockius LLP
March 10, 2006
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